                                   Law Offices

                       Stradley Ronon Stevens & Young, LLP
                        1220 19th Street, N.W., Suite 600
                              Washington, DC 20036
                                  202.822.9611

Prufesh R. Modhera, Esq.
Direct Dial - (202) 419-8417
pmodhera@stradley.com

                                October 23, 2007

VIA Edgar

Mary Cole
Christina DiAngelo
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re:  Delaware  Group  Adviser Funds -  Registration  Statement on Form N-14
          (File No. 333-146274)

Dear Ms. Cole and Ms. DiAngelo:

We are responding to your  comments,  provided via telephone on October 10, 2007 to the  above-captioned  registration  statement (the "Registration  Statement")
filed by Delaware Group Adviser Funds (the "Trust") on September 24, 2007.  Each
of your comments and our response to each comment is set forth below.

In connection with our responses to your comments, we acknowledge,  on behalf of the Trust, that:

     o    The  Trust  is  responsible  for  the  adequacy  and  accuracy  of the disclosure in the Registration Statement;

     o    Staff  comments  to or  changes to  disclosure  in  response  to Staff comments to the Registration Statement do not foreclose the Securities and Exchange Commission ("SEC") from taking any action with respect to the Registration Statement; and

     o    The Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal  securities  laws of the United
          States with respect to the Registration Statement.

1.   Please  file  powers of  attorney  that are  specific  to the  Registration
     Statement as required by Rule 483(b) of the Securities Act of 1933.

     Response:  We will file the requested  powers of attorney in  Pre-Effective
     Amendment  No.  1 to the  Registration  Statement,  which  will be filed on
     October 23, 2007.

2.   Footnote 2 to the Fee Tables  indicates  that the waiver is  voluntary.  If that is the case,  the waiver cannot be shown in the Fee Table,  but rather must be included in a footnote.

     Response:  We have  removed  the  voluntary  waiver  from the Fee Table and instead have  included  the Net Expense  after such  voluntary  waiver in a footnote to the Fee Table.

3.   The  introductory  text  preceding  the  Expense  Examples  should  include language  that the figures  take into account any  contractual  fee waivers that are in existence during the applicable time periods shown.

     Response:  We note that the  requested  language  is  already  included  in footnote 1 to the  Expense  Example  tables.  That  footnote  includes  the following language:  "This example reflects the net operating expenses with the contractual fee waivers and expense limits for the periods during which such  waivers  and  expense  limits are in effect  and the total  operating expenses without fee waivers and expense limits thereafter." We believe the aforementioned language already addresses your comment.

4.   Please include in the Registration  Statement  capitalization  figures that are more up to date.

     Response: We have now included  capitalization  figures as of September 30,
     2007 rather than April 30, 2007.

                                       ***

Should you have any  questions or concerns  regarding  any of the above,  please contact me at (202) 419-8417.

                                                     Best Regards,

                                                     /s/  Prufesh R. Modhera

                                                     Prufesh R. Modhera, Esq.

cc:      David F. Connor
         Kristin H. Ives
         Bruce G. Leto
         Emilia P. Wang